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Press Release

                                                               Exhibit 99(a)(13)

No Competing Bid to IVAX' Tender Offer for Laboratorio Chile S.A. and Expiration Time Changed by Twelve Hours

MIAMI--(BUSINESS WIRE)--June 20, 2001--IVAX (AMEX:IVX - news) announced today that the deadline for competing offers in Chile for its tender offer for Laboratorio Chile S.A. expired without any competing offers having been commenced. Unless the expiration date of IVAX' offer is extended, no offers may be made under the new Chilean tender offer law in Chile during the pendency of the current offer.

IVAX further said that, the Superintendencia de Valores y Seguros, the Chilean regulatory authority, in an interpretation of the new Chilean tender offer law has requested that the expiration time be changed by twelve hours. IVAX, in compliance with this request, has changed the expiration time of its pending tender offer in the United States (the "U.S. Offer") and the pending tender offer in Chile (the "Chilean Offer") for all outstanding shares of common stock ("Shares") and all outstanding American Depositary Shares ("ADSs") of Laboratorio Chile S.A. (the "Company"). The new expiration time for the U.S. Offer and the Chilean Offer will be 12:00 midnight, New York City time, on Friday, June 29, 2001, rather than 12:00 noon, New York City time, on Friday, June 29, 2001. This change of the expiration time does not affect the deadline for competing offers.

The U.S. Offer covers all the Shares held by U.S. holders and ADSs, which is currently approximately 18.7% of the outstanding Company Shares. The Chilean Offer is open to all of the remaining Shares. At the close of business on June 19, 2001, approximately 13,425,200 Shares, have been tendered into the U.S. Offer. This number does not include Shares tendered into the Chilean Offer. The number of Shares tendered to date in the U.S. Offer should not be considered an indication of the success of the Offers as it is typical for shareholders to tender their shares later in the process.

Holders of Shares and/or ADSs should be aware that it is a condition to the successful completion of the Offers that at least 67% of the outstanding Shares (including Shares represented by the ADSs) shall have been tendered into the Offers before the Company's Shareholders Meeting, which has been scheduled for June 22, 2001. Therefore, IVAX strongly encourages all holders of Shares and/or ADSs to instruct their bank or broker to tender their Shares and/or ADSs as soon as possible and no later than June 21, 2001.

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Contact:

  IVAX Corporation, Miami
  Tabitha H. Licea, 305/575-6043
  www.ivax.com